1900 K Street, NW
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www.dechert.com

COREY F. ROSE

corey.rose@dechert.com
+1 202 261 3314 Direct
+1 261 261 3158 Fax

November 10, 2016

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Mutual Funds, Inc. (1940 Act File No. 811-07589) and The Hartford Mutual Funds II, Inc. (1940 Act File No. 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Fettig:

We are writing in response to comments you provided telephonically on behalf of the Disclosure Review and Accounting Office of the U.S. Securities and Exchange Commission (the “Staff”) to Lisa Zeises, Joshua Katz and me on August 30, 2016 and October 24, 2016 with respect to each Registrant’s Annual Report for the period ended October 31, 2015 filed on Form N-CSR on January 11, 2016 for the following funds: Hartford Duration-Hedged Strategic Income Fund, The Hartford Emerging Markets Local Debt Fund, The Hartford Floating Rate Fund, The Hartford Floating Rate High Income Fund, The Hartford High Yield Fund, The Hartford Inflation Plus Fund, Hartford Municipal Income Fund, The Hartford Municipal Opportunities Fund, The Hartford Municipal Real Return Fund, Hartford Municipal Short Duration Fund, The Hartford Quality Bond Fund, The Hartford Short Duration Fund, The Hartford Strategic Income Fund, The Hartford Total Return Bond Fund, The Hartford Unconstrained Bond Fund, The Hartford World Bond Fund, The Hartford Global Alpha Fund, The Hartford Global Real Asset Fund, Hartford Long/Short Global Equity Fund and Hartford Real Total Return Fund (each, a “Fund” and, collectively, the “Funds”).  Certain comments also relate to disclosure in each Registrant’s Registration Statement filed on Form N-1A on February 29, 2016 (as later supplemented).  Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Registrants’ future filings. On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.  To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the

Annual Report or Registration Statement, as applicable.  References herein to a “Registrant” refer to the applicable Registrant, as the context requires.

Comments Relating to the Registrants’ Annual Reports on Form N-CSR

Comment 1:

Please provide supplementally the name of the benchmark index for Municipal Short Duration Fund. Please ensure that the Fund’s index is used consistently in the Performance Overview section of the Annual Report, as well as in any other Fund disclosures.

Response 1:

The benchmark for the Municipal Short Duration Fund is the Barclays Municipal Bond Short 1-5 Year Index. The benchmark description for the Barclays Municipal Bond 1-15 Year Blend (1-17) Index was inadvertently included in the Manager Discussion section of the Annual Report and subsequently fixed in the Manager Discussion section of the Semi-Annual Report. The correct benchmark was reflected in the line chart and performance table in the Manager Discussion section of the Annual Report and Semi-Annual Report.

Comment 2:

With respect to Total Return Bond Fund, the Staff notes that the Management Discussion section states that the Fund invested in contingent convertible securities (“CoCos”) during the reporting period. Please provide supplementally the percentage of the Fund’s net assets that were invested in CoCos as of October 31, 2015. To the extent that the Fund invests a significant percentage of its net assets in CoCos, please consider whether risk disclosure in the Fund’s prospectus appropriately addresses the use of these securities.

Response 2:

As of October 31, 2015, the Total Return Bond Fund had less than 5% of its net assets in CoCos. The Registrant believes that this risk is adequately disclosed in the March 1, 2016 statutory prospectus based on the percentage of the Fund’s net assets that were invested in CoCos. The statutory prospectus states “A Fund may invest in contingent convertible securities (“CoCos”). CoCos are a form of hybrid debt security that are intended to either convert into equity or have their principal written down upon the occurrence of certain “triggers.” The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general. Investments in CoCos may be considered speculative.”

Comment 3:	Consider revising the chart titled “Diversification by Security Type” in the Manager Discussion section to clarify that certain Funds are not in fact diversified.

Response 3:	The Registrants will make this change in future shareholder reports.

Comment 4:

With respect to the Expense Example section, please confirm supplementally that, for Funds that commenced operations within the prior six months, hypothetical expenses were calculated using the full number of days in the six-month period, and actual expenses were calculated using the number of days in the period during which the Fund was in operation.

Response 4:

With respect to a Fund that has been operational for less than six months during the period of the report, the Registrant used the number of days such Fund was in operation to calculate both the hypothetical expenses and actual expenses in the Expense Example section. In future shareholder reports for a Fund that has been operational for less than six months during the period of the report, the hypothetical expenses will be calculated using the full number of days in the six-month period, and actual expenses will be calculated using the number of days in the period during which the Funds were in operation.

Comment 5:

Please supplementally provide the percentage of Emerging Markets Local Debt Fund’s net assets invested in local currency-denominated emerging markets debt securities, as well as forwards and other derivative instruments that provide market exposure to such securities, as of October 31, 2015.

Response 5:

As of October 31, 2015, over 80% of the Emerging Markets Local Debt Fund’s net assets were invested in local currency-denominated emerging markets debt securities, as well as forwards and other derivative instruments that provide market exposure to such securities.

Comment 6:

Please enhance the disclosure in the Fair Valuation Summary section of the Schedule of Investments to provide greater specificity regarding the reasons for transfers into and out of Level 3 investments.

Response 6:	The Registrants will make this change in future shareholder reports.

Comment 7:	Please consider enhancing the disclosure in the Schedule of Investments regarding floating rate securities by disclosing the original terms of each such security, including its base interest rate, spread, and floor, to the extent applicable.

Response 7:	The Registrants acknowledge the comment and will consider including such information in future reports.

Comment 8:	With respect to securities that may distribute payment-in-kind (“PIK”) interest, please disclose in the Schedule of Investments the PIK interest rate separately from the cash interest rate.

Response 8:	The Registrants will make this change in future shareholder reports.

Comment 9:	Please disclose in the Schedule of Investments the interest rates for preferred stock.

Response 9:	The Registrants will make this change in future shareholder reports.

Comment 10:	Please confirm that related-party payables under “Liabilities” in the Statement of Assets and Liabilities section are disclosed separately.

Response 10:

The Registrants have disclosed all material related-party payables under “Liabilities” in the Statement of Assets and Liabilities section. The Registrants will disclose all related-party payables in future shareholder reports.

Comment 11:

Please confirm supplementally that the Funds have complied with the requirements of Section 19(a) of the Investment Company Act of 1940, as amended (the “Act”). In addition, in the Financial Highlights section, please revise the column titled “Distributions Capital” to “Returns of Capital,” in accordance with Form N-1A.

Response 11:

The Funds have complied with the requirements of Section 19(a) of the Act. The Registrants will revise the heading of the column titled “Distributions Capital” to “Returns of Capital” in the Financial Highlights section.

Comment 12:

Please confirm that the expense ratios in the Financial Highlights for Duration-Hedged Strategic Income Fund are consistent with the expense limitation described in note 7 to the Fund’s Financial Statements.

Response 12:	The gross expense ratios reflected in the Financial Highlights table do not include acquired fund fees and expenses and reflect the operating expenses of the Fund.

The net expense ratios reflected in the Financial Highlights table reflect the contractual expense limitation described in note 7 less acquired fund fees and expenses and with respect to certain classes, an additional waiver in order to avoid a preferential dividend. In addition, the level of acquired fund fees and expenses used to calculate the net expense ratios in the Financial Highlights table was as of a different date than the level used to calculate the expense ratios in the fee and expense table in the Fund’s current prospectus.

Comment 13:	Please reconcile the expense ratios in the Financial Highlights for Long/Short Global Equity Fund with information in the fee and expense table in the Fund’s current prospectus.

Response 13:

Expense ratio differences between Long/Short Global Equity Fund’s Financial Highlights and the fee table in the prospectus originate from dividend and interest expenses associated with short sales, acquired fund fees and expenses, and with respect to certain classes, waivers made in order to avoid a preferential dividend. Dividend and interest expenses, for daily NAV calculation, are allocated pro rata when they occur throughout the fiscal year, to each class based on event date net assets. Dividend and interest expenses in the Financial Highlights reflect the summation of each class’ expenses throughout the fiscal year. For purposes of the prospectus fee table, class level dividend and interest expenses are derived using fund level short expenses divided by fund level fiscal year average net assets; resulting in a consistent basis point effect across all classes. Acquired fund fees and expenses are not included in the Financial Highlights. The waivers noted were included in the Financial Highlights and excluded from the fee table of the Fund’s current prospectus since they are not contractual.

Comment 14:

Please disclose supplementally whether any Fund that is classified as “non-diversified” has operated as a “diversified” fund during an uninterrupted three-year period. If so, please confirm supplementally that such Fund would obtain shareholder approval before operating as a non-diversified fund.

Response 14:

During the past three years, each of the Emerging Markets Local Debt Fund and the World Bond Fund has not operated as a “diversified” fund during an uninterrupted three-year period. The Floating Rate High Income Fund has operated as a “diversified” fund during an uninterrupted three-year period and will obtain shareholder approval before operating as a non-diversified fund. Subsequent to receiving the Staff’s comments, the Registrant has updated Floating Rate High Income Fund’s prospectus to reflect it is a diversified fund.

Comment 15:	Please disclose the sub-advisory fee rate and the dollar amount of the fees paid to Wellington Management Company LLP (“Wellington”) with respect to any Fund to which Wellington serves as sub-adviser.

Response 15:

The sub-advised Funds rely on “manager of manager” exemptive relief from the SEC staff that allows the Funds to present aggregate fee disclosure in the statements of additional information and shareholder reports. For this reason, the Registrants respectfully decline to make the proposed change.

Comment 16:

Please disclose the rate of compensation paid to Hartford Administrative Services Company (“HASCO”) as a percentage of each Fund’s average daily net assets, given that HASCO is a related party of the Funds in the Notes to the Financial Statements.

Response 16:	The Registrants will make this change in future shareholder reports.

Comment 17:	In the Notes to Financial Statements section, please disclose the terms of any waiver of a Fund’s transfer agency fees.

Response 17:	The Registrants will make this change in future shareholder reports.

Comment 18:

With respect to Duration-Hedged Strategic Income Fund or any other Fund whose expense cap includes acquired fund fees and expenses, please supplementally explain the accounting treatment of the acquired fund fees and expenses in connection with the expense limitation.

Response 18:

With respect to those Funds whose expense cap includes acquired fund fees and expenses, when Fund operating expenses plus acquired fund fees and expenses exceed contractual expense limitations based on average net assets, a waiver will be applied to the portion exceeding the respective expense limitation. Acquired fund fees and expenses are not reflected in the calculation of each class of a Fund’s daily net asset value per share. The Registrants hereby confirm for those Funds whose expense cap includes acquired fund fees and expenses, that, for the three-year period ended October 31, 2015, none of these Funds have been reimbursed for acquired fund fees and expenses pursuant to an expense limitation arrangement with the investment adviser.

Comment 19:

Please confirm supplementally that any related-party transactions involving shareholders of record or known beneficial owners that held more than 10% of the voting interests of a Fund as of October 31, 2015 have been disclosed in the applicable shareholder report, pursuant to FASB Accounting Standards Codification 850-10-50.

Response 19:

To the knowledge of the Registrants, related-party transactions involving shareholders of record or known beneficial owners that held more than 10% of the voting interests of a Registrant as of October 31, 2015 have been disclosed in the applicable shareholder report, pursuant to FASB Accounting Standards Codification 850-10-50. The Registrants intend to disclose related-party transactions involving shareholders of record or known beneficial owners that held more than 10% of the voting interests of a Fund in future shareholder reports.

Comment 20:

In the Affiliate Fund Transactions section of the Notes to the Financial Statements, please disclose the total value of shares of affiliated investment companies held by the Funds as of the beginning of the reporting period, as well as the shares’ gross change in value during the period.

Response 20:	The Registrants will make this change in future shareholder reports.

Comment 21:	With respect to Real Total Return Fund, please provide supplementally additional information regarding the Fund’s securities transactions with affiliated investment companies.

Response 21:

The Real Total Return Fund entered into cross trades with affiliated investment companies during the period in accordance with Rule 17a-7 and to the knowledge of the Registrants, these transactions complied with the requirements of Rule 17a-7, including the requirements regarding board oversight.

Comment 22:

For the Funds that invested in derivatives during the reporting period, please consider that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise the derivatives-related disclosure in the Notes to Financial Statements section, accordingly.

Response 22:	The Registrants will take this comment into consideration and seek to enhance such disclosure in future shareholder reports.

Comments Relating to the Registrants’ Registration Statements on Form N-1A

Comment 23:	With respect to Emerging Markets Local Debt Fund, please confirm that the Fund discloses how the Fund determines whether a particular country is an “emerging market.”

Response 23:

The Registrant confirms that the Emerging Markets Local Debt Fund discloses how the Fund determines whether a particular country is an “emerging market.” The statutory prospectus discloses that “[e]merging markets are those markets included in emerging market or equivalent classifications by the World Bank, the International Finance Corporation, the United Nations (and its agencies) or markets a Fund’s benchmark index provider designates as emerging.”

Comment 24:

With respect to Municipal Short Duration Fund, the Staff notes that the Principal Investment Strategy section states that the Fund maintains a dollar weighted average duration equivalent to that of the Barclays Municipal Bond Short 1-5 Year Index, plus or minus two years, and that, historically, the average duration of the Barclays Municipal Bond Short 1-5 Year Index is 2.7 years. The Staff has previously taken the position that a “short” duration implies a period of less than three years. Accordingly, please revise the Fund’s principal strategy to clarify that the Fund’s duration will not exceed three years under normal circumstances.

Response 24:

In the “Frequently Asked Questions about Rule 35d-1,” the SEC staff has stated the “Division has not developed specific guidelines regarding a fund’s use of a name, e.g., “short-duration bond fund,” suggesting that its bond portfolio has a particular duration. A fund that uses a name suggesting that its bond portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund’s prospectus.” The Registrant believes that the definition used in the Municipal Short Duration Fund’s prospectus is reasonable. For these reasons, the Registrant respectfully disagrees with the Staff’s comment. Nevertheless, the Registrant will revise the Fund’s principal strategy consistent with this comment in connection with its next annual update filing.

Comment 25:

Please disclose supplementally whether any Fund intends to invest over 15% of its net assets in 3(c)(1) or 3(c)(7) securities under the Act (e.g., collateralized loan obligations, collateralized debt obligations, and non-agency mortgaged-backed securities).

Response 25:

The Funds currently do not intend to invest over 15% of its net assets in illiquid securities. The Funds do not have an express limit on investments in collateralized loan obligations, collateralized debt obligations, and non-agency mortgaged-backed securities.

Comment 26:

With respect to Global Alpha Fund, Long/Short Global Equity Fund, and Global Real Asset Fund, please provide supplementally the percentage of each Fund’s net assets that were invested in foreign securities as of October 31, 2015.

Response 26:

As of October 31, 2015, 34% of the net assets of Global Alpha Fund were invested in foreign securities. As of October 31, 2015, 45% of the net assets of Global Real Asset Fund were invested in foreign securities. As of October 31, 2015, 55% of the long positions of Long/Short Global Equity Fund and 28% of the short positions of Long/Short Global Equity Fund were invested in foreign securities.

Comment 27:

With respect to Global Real Asset Fund, please revise the Principal Investment Strategy section to clarify that investments in U.S. Treasury Inflation-Protected Securities (“TIPS”) are not part of the Fund’s 80% policy.

Response 27:

As indicated in the Fund’s prospectus, the Registrant defines “real assets” as those assets that provide a “real” rate of return, or the actual return of an investment after inflation is taken into account. The Registrant notes that this interpretation is consistent with industry practice. For example, TIPS are included as a component of both the Morningstar US Real Asset Index and the S&P Real Assets Equity Index. Accordingly, the Registrant respectfully declines to make the requested change because it believes that the current definition of “real assets” in the prospectus is reasonable and consistent with the requirements of Rule 35d-1 under the Act.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
cc:	Alice A. Pellegrino
Lisa D. Zeises
John O’Hanlon